EXHIBIT 99.2

Consolidated Financial Statements
December 31, 2022

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2022. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2022.

We have excluded Deliverr, Inc. from our assessment of internal control over financial reporting as at December 31, 2022 because they were acquired by the Company in a purchase business combination during 2022. Deliverr, Inc. is a wholly-owned subsidiary whose total assets and total revenues represent 1% and 2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

February 16, 2023

/s/ Tobias Lütke
Tobias Lütke
Chief Executive Officer

/s/ Jeff Hoffmeister
Jeff Hoffmeister
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Shopify Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Shopify Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss) income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible senior notes in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded Deliverr, Inc. (Deliverr) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2022. We have also excluded Deliverr from our audit of internal control over financial reporting. Deliverr is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Principal versus Agent Considerations

As described in note 3 to the consolidated financial statements, management follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, management determines whether the Company has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). As disclosed by management, this determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping, the sale of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis, as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as management has determined it is the principal in the respective arrangements. Revenue reported on a gross basis makes up a significant portion of total revenues of $5.6 billion.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Principal versus Agent Considerations is a critical audit matter are (1) that there was significant judgment applied by management, in some instances, in assessing whether the Company (i) was primarily responsible for the fulfillment of the promised service, (ii) had control of the promised service, and (iii) had full discretion in establishing prices for the promised service, and (2) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company had promised to provide the service as principal or as an agent, which included assessing whether the Company was primarily responsible for the fulfillment of the promised service, had control of the promised service, and had full discretion in establishing pricing by considering the contractual terms with merchants, on a sample basis, and agreements with service providers, where applicable, and considering whether these conclusions were consistent with evidence obtained in other areas of the audit.

Valuation of the Technology Intangible Asset Acquired as Part of the Deliverr Business Combination

As described in notes 12 and 24 to the consolidated financial statements, the Company completed the acquisition of Deliverr for a purchase consideration of $1.97 billion in cash and common shares on July 8, 2022. The fair value of the intangible assets acquired amounted to $288 million of which $255 million related to the acquired technology. Management applied significant judgment in estimating the fair value of the acquired technology intangible asset. The fair value was estimated by management using a relief-from-royalty methodology. Significant assumptions in the valuation model include the revenue growth rates and royalty rate.

The principal considerations for our determination that performing procedures relating to the valuation of the technology intangible asset acquired as part of the Deliverr business combination is a critical audit matter are (i) significant judgment applied by management in determining the fair value of the acquired technology intangible asset; (ii) the significant auditor judgment, subjectivity in performing procedures and audit effort in evaluating the significant assumptions related to the revenue growth rates and royalty rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the acquired technology intangible asset, including controls over the development of the significant assumptions related to the revenue growth rates and royalty rate. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of the acquired technology intangible asset. Testing management’s process included evaluating the appropriateness of the valuation methodology and model, testing the completeness and accuracy of the underlying data used in the valuation model, and evaluating the reasonableness of significant assumptions used by management related to the revenue growth rates and royalty rate. Evaluating the reasonableness of the revenue growth rates involved considering the current and past performance of Deliverr as well as assessing whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the valuation methodology and model, and the reasonableness of the royalty rate assumption.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Ottawa, Canada
February 16, 2023

We have served as the Company’s auditor since 2011.

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amounts

		As at
		December 31, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	1,649,328	2,502,992
Marketable securities	5	3,403,622	5,265,101
Trade and other receivables, net	6	273,055	192,209
Merchant cash advances, loans and related receivables, net	7	580,114	470,722
Income taxes receivable	21	4,695	5,023
Other current assets	8	139,659	103,273
		6,050,473	8,539,320
Long-term assets
Property and equipment, net	9	130,821	105,526
Right-of-use assets, net	10	355,145	196,388
Intangible assets, net	11	390,148	138,496
Deferred tax assets	21	40,822	48,369
Equity and other investments ($868,960 and $3,412,166, carried at fair value)	5	1,953,460	3,955,545
Goodwill	12	1,836,282	356,528
		4,706,678	4,800,852
Total assets		10,757,151	13,340,172
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	13	532,569	456,688
Income taxes payable	21	9,390	13,505
Deferred revenue	14	295,888	216,792
Lease liabilities	10	18,161	15,748
		856,008	702,733
Long-term liabilities
Deferred revenue	14	267,513	162,932
Lease liabilities	10	465,135	246,776
Convertible senior notes	15	913,312	910,963
Deferred tax liabilities	21	16,294	183,427
		1,662,254	1,504,098
Commitments and contingencies	10, 17
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,195,697,614 and 1,139,544,920, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,430,952 and 119,426,670 issued and outstanding; 1 Founder share authorized, 1 and nil issued and outstanding (1)(2)	19	8,747,432	8,040,099
Additional paid-in capital		30,206	161,074
Accumulated other comprehensive loss	20	(16,473)	(5,974)
(Accumulated deficit) retained earnings		(522,276)	2,938,142
Total shareholders’ equity		8,238,889	11,133,341
Total liabilities and shareholders’ equity		10,757,151	13,340,172
(1) Prior year share amounts have been retrospectively adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022. See Note 19 for details.
(2) As a result of the implementation of the updated governance structure in June 2022, Class B multiple voting shares are now described as Class B restricted voting shares.
The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board:

"/s/ Tobias Lütke"	"/s/ Colleen Johnston"
Tobias Lütke	Colleen Johnston
Chair, Board of Directors	Chair, Audit Committee

Shopify Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
Expressed in US $000’s, except share and per share amounts

		Years ended
		December 31, 2022	December 31, 2021
	Note	$	$
Revenues
Subscription solutions	23	1,487,759	1,342,334
Merchant solutions	23	4,112,105	3,269,522
		5,599,864	4,611,856
Cost of revenues
Subscription solutions		330,867	264,351
Merchant solutions		2,514,878	1,866,361
		2,845,745	2,130,712
Gross profit		2,754,119	2,481,144
Operating expenses
Sales and marketing		1,230,490	901,557
Research and development		1,503,234	854,383
General and administrative	10, 17	707,765	374,844
Transaction and loan losses		134,929	81,717
Total operating expenses		3,576,418	2,212,501
(Loss) income from operations		(822,299)	268,643
Other (expense) income, net
Interest income		79,141	15,356
Interest expense	15	(3,499)	(3,493)
Net realized gain on equity and other investments	5	124,006	—
Net unrealized (loss) gain on equity and other investments	5	(2,998,296)	2,859,800
Foreign exchange (loss) gain		(1,901)	286
Total other (expense) income, net		(2,800,549)	2,871,949
(Loss) income before income taxes		(3,622,848)	3,140,592
Recovery of (provision for) income taxes	21	162,430	(225,933)
Net (loss) income		(3,460,418)	2,914,659

Net (loss) income per share attributable to shareholders(1):
Basic	22	$(2.73)	$2.34
Diluted	22	$(2.73)	$2.29

Weighted average shares used to compute net (loss) income per share attributable to shareholders(1):
Basic	22	1,266,268,155	1,246,588,910
Diluted	22	1,266,268,155	1,273,647,350

Other comprehensive loss
Unrealized loss on cash flow hedges	20	(10,440)	(20,061)
Tax effect on unrealized loss on cash flow hedges	20	(59)	5,317
Total other comprehensive loss		(10,499)	(14,744)
Comprehensive (loss) income		(3,470,917)	2,899,915
(1) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022. See Note 19 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	(Accumulated Deficit) Retained Earnings $	Total $
	Note	Shares(1)	Amount $
As at December 31, 2020		1,225,288,710	6,115,232	261,436	8,770	15,285	6,400,723
Adjustment related to the adoption of ASU 2020-06, Debt		—	—	(158,810)	—	8,198	(150,612)
As at January 1, 2021		1,225,288,710	6,115,232	102,626	8,770	23,483	6,250,111
Exercise of stock options		14,948,400	166,057	(57,463)	—	—	108,594
Stock-based compensation		—	—	330,763	—	—	330,763
Vesting of restricted share units		6,934,480	214,852	(214,852)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $7,742, net of tax of $2,790	19	11,800,000	1,543,958	—	—	—	1,543,958
Net income and comprehensive income for the year		—	—	—	(14,744)	2,914,659	2,899,915
As at December 31, 2021		1,258,971,590	8,040,099	161,074	(5,974)	2,938,142	11,133,341
Exercise of stock options		3,126,869	34,815	(17,266)	—	—	17,549
Stock-based compensation		—	—	549,142	—	—	549,142
Vesting of restricted share units		7,380,507	470,524	(470,524)	—	—	—
Issuance of the Founder share		1	—	—	—	—	—
Issuance of shares related to business acquisitions	19, 24	5,649,600	201,994	(192,220)	—	—	9,774
Net loss and comprehensive loss for the year		—	—	—	(10,499)	(3,460,418)	(3,470,917)
As at December 31, 2022		1,275,128,567	8,747,432	30,206	(16,473)	(522,276)	8,238,889
(1) Prior year share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022. See Note 19 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s

		Years ended
		December 31, 2022	December 31, 2021
	Note	$	$
Cash flows from operating activities
Net (loss) income for the year		(3,460,418)	2,914,659
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization and depreciation		90,520	66,308
Stock-based compensation	19	549,142	330,763
Amortization of debt offering costs	15	2,349	2,343
Impairment of right-of-use assets and leasehold improvements	9, 10	84,314	30,145
Provision for transaction and loan losses		73,604	43,781
Deferred income tax (recovery) expense	21	(186,571)	190,963
Revenue related to non-cash consideration	14	(121,503)	(58,380)
Net loss (gain) on equity and other investments	5	2,918,684	(2,859,800)
Unrealized foreign exchange loss		11,702	4,570
Changes in operating assets and liabilities:
Trade and other receivables		(104,523)	(72,300)
Merchant cash advances and related receivables (1)		(23,385)	(234,794)
Other current assets		(30,767)	(50,151)
Non-cash consideration received in exchange for services	5, 14	(273,201)	(268,058)
Accounts payable and accrued liabilities		36,541	138,175
Income taxes receivable and payable	21	(3,941)	45,263
Deferred revenue	14	305,180	309,289
Lease assets and liabilities		(4,175)	2,935
Net cash (used in) provided by operating activities		(136,448)	535,711
Cash flows from investing activities
Purchase of marketable securities		(5,011,129)	(7,337,366)
Maturity of marketable securities		6,890,167	5,750,224
Purchases and originations of loans (1)		(525,538)	(198,523)
Repayments of loans (1)		366,855	167,240
Purchase of equity and other investments	5	(635,156)	(650,233)
Acquisitions of property and equipment		(50,018)	(50,788)
Acquisition of businesses, net of cash acquired	24	(1,753,748)	(59,627)
Net cash used in investing activities		(718,567)	(2,379,073)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	19	—	1,541,168
Proceeds from the exercise of stock options		17,549	108,594
Net cash provided by financing activities		17,549	1,649,762
Effect of foreign exchange on cash and cash equivalents		(16,198)	(7,005)
Net decrease in cash and cash equivalents		(853,664)	(200,605)
Cash and cash equivalents – Beginning of Year		2,502,992	2,703,597
Cash and cash equivalents – End of Year		1,649,328	2,502,992

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		39,590	26,166
Lease liabilities arising from obtaining right-of-use assets		264,912	118,091
Acquired property and equipment remaining unpaid		10,594	8,052
Cash paid for (recovered from) income taxes, net		27,287	(10,466)
Cash paid for interest		1,150	1,287
(1) Comparative figures have been reclassified in order to conform to the current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. ("Shopify" or the "Company") was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere. The Company's software enables merchants to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

Founded in Ottawa, Canada, the Company's principal place of business is the internet.

2.Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries including, but not limited to: Shopify International Limited, incorporated in Ireland; Shopify Commerce Singapore Pte. Ltd., incorporated in Singapore; and Shopify LLC, Shopify Holdings (USA) Inc. and Shopify (USA) Inc., incorporated in the state of Delaware in the United States. All intercompany accounts and transactions have been eliminated upon consolidation.

These consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), including the applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding financial reporting.

3.Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; certain inputs used to fair value acquired intangible assets, including royalty rates and revenue growth rates; inputs used to fair value equity and other investments in private companies, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; estimates and judgments involved in applying the measurement alternative associated with equity and other investments in private companies, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results and other qualitative measures and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability; probabilities of achieving performance milestones associated with non-cash revenue consideration from strategic partnerships; estimates involved in evaluating the recoverability of the Company's right-of-use assets and leasehold improvements, including, but not limited to, estimated future cash flows associated with terminating or subletting the respective asset groups; the incremental borrowing rate applied to lease payments; and the probability and amount of loss contingencies.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Revenue Recognition

The Company's sources of revenue consist of subscription solutions and merchant solutions.

The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of subscriptions to the Point-of-Sale ("POS") Pro offering for brick and mortar merchants, the sale of themes and apps, the registration of domain names, and the collection of variable platform fees.

The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The Company earns merchant solutions revenue relating to Shopify Payments, Shopify Shipping, other transaction services, referral fees, the sale of POS hardware, advertising revenue on the Shopify App Store, Shopify Email, Shopify Capital, Shop Pay Installments, Shopify Balance, Shopify's logistics offerings, non-cash consideration obtained for services rendered as part of strategic partnerships and Shopify Markets.

Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a customer;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sale of apps, the sale of themes, card services from Shopify Balance and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment of the promised service, does not have control of the promised service, and does not have full discretion in establishing prices for the promised service and therefore is the agent in the arrangement with customers. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the respective arrangements.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements with customers can include multiple performance obligations, which may consist of some or all of the Company's subscription solutions. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on the observable standalone selling price for each performance obligation. The transaction price for multiple merchant solutions is never a bundled price, therefore a relative allocation is not required.

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts do not include a significant financing component.

Subscription Solutions

Subscription revenue from the sale of subscriptions to the platform is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price that includes a variable component that is based on the merchants' volume of sales. In such cases, the Company uses the exception to the general principles for accounting for variable consideration, which allows it to recognize revenue when the merchant's sale occurs and the performance obligation has been satisfied. Subscription revenue from the sale of POS Pro subscriptions is recognized over time on a ratable basis over the monthly or annual contractual term. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Revenue from the sale of separately priced themes and apps is recognized at a point in time, when the arrangement between the merchant and partner is established. Revenue from the sale of rights to use a domain name that is sold separately, is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, apps and domains have been classified within subscription solutions on the basis that they are products sold at the time the merchant initially enters into the subscription services arrangement or because the customer purchases the right to use the product over the term of the contract, similar to a subscription.

Merchant Solutions

Revenues earned from Shopify Payments related to payment processing fees and currency conversion fees, Shopify Shipping related to the sale of shipping labels, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms. Advertising revenue on the Shopify App Store is recognized at a point in time as merchants click on the advertised apps. Shopify Email revenue is recognized at a point in time based on the merchants' volume of emails sent.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The Company also earns revenue from Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables, or making a loan, to help assess collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount or makes a loan, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. Certain merchant cash advances and loans are facilitated by the Company and originated by a bank partner, from whom the Company then purchases the merchant cash advances and loans obtaining all rights, title, and interest or discount for a fee calculated as a percentage of the merchant cash advance or loan's principal. In the years ended December 31, 2022 and 2021, these purchases added up to $511,646 and $127,037, respectively, of merchant cash advances and loans to Shopify merchants. Revenues for Shopify Capital are earned in accordance with the description below and are presented net of any deferred origination fees which are amortized over the contractual or expected term of the MCA or loan. For Shopify Capital MCA's, the Company applies a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For certain Shopify Capital loans, there is a fixed maximum repayment term. For certain other Shopify Capital loans, the Company calculates an expected repayment date. Using the merchant's contractual or expected repayment date, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. In the years ended December 31, 2022 and 2021, $45,840 and $19,496, respectively, of revenue recognized as merchant solutions revenue required the application of an effective interest rate, per ASC 310.

Revenues earned from Shop Pay Installments, a "buy now pay later" product, are recognized at a point in time when a merchant makes a sale using this product, and is based on a percentage of the total order value. The Company earns and recognizes a portion of the revenue from each merchant sale, with the majority of revenue earned and recognized by the Company's third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.

Revenues earned from Shopify Balance, our money management product, are recognized at the time of the transaction as the Shopify Balance card is used, with cash back rewards earned through the program netted against revenue.

Shopify Fulfillment Network and Deliverr fulfillment services generate revenue from their respective fulfillment solutions, which include picking, packing and preparing orders for shipment, and outbound shipping, as well as additional revenues from inbound shipping, storage, returns processing, and other fulfillment-related services as needed by merchants. Revenue related to these fulfillment solutions is recognized over time as the Company fulfills, up to completion of delivery. Revenues related to the inbound, storage and return processing offerings are recognized over time, and revenues related to other fulfillment-related services are recognized at a point in time, once the services have been rendered. The Company also earns revenues from providing cloud-based software on collaborative warehouse fulfillment solutions which are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
In connection with certain revenue contracts with customers, the Company, from time to time, receives non-cash consideration in the form of equity investments in the customer as a component of the transaction price. When the transaction price includes non-cash consideration, the non-cash consideration is measured as the fair value at the inception of the contract, and any changes in fair value of the equity investments after contract inception are excluded from revenue, and classified as "other (expense) income, net" in the consolidated statement of operations and comprehensive (loss) income. The estimated fair value of such consideration is determined using multiple valuation techniques, including the income approach and the market approach. As the Company is required to provide referral services and other services to support the partners' merchant offerings over the period of the performance obligations, revenue is deferred and recognized over time on a ratable basis over the expected terms of the contracts, which are typically three to seven years in length.

In addition, the Company integrates services to centralize the platform's cross-border capabilities and enable merchants to penetrate the global commerce market through Shopify Markets. Shopify Markets leverages the Company's existing transactional services and partnerships from which the Company earns referral fees or transaction fees to provide a tailored experience for each market. The timing of revenues earned are recognized in accordance with the preceding paragraphs.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Cost of Revenues

The Company’s cost of revenues related to subscription solutions consist of third-party infrastructure, hosting costs and other direct costs, an allocation of costs incurred by both the operations and support functions, credit card fees related to billing our merchants, payments for domain registration, amortization of acquired intangible assets, and, until the end of the third quarter of 2021, the costs of themes.

The Company's cost of revenues related to merchant solutions includes payment processing fees related to Shopify Payments, credit card fees related to billing its merchants, product costs associated with expanding our product offerings, including Shopify Balance, amortization of acquired intangible assets relating mostly to the acquired Deliverr and 6 River Systems, LLC ("6RS") technology, POS hardware costs, cash back earned through our rewards program, third-party infrastructure and hosting costs, and an allocation of costs incurred by both the operations and support functions. Merchant solutions cost of revenues also includes costs associated with picking, packing and preparing orders for shipment, outbound shipping, warehouse storage, overhead costs and other costs for fulfillment-related services as part of Shopify's logistics offerings, and materials and third-party manufacturing costs associated with fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Rewards Program

Certain buyers in the U.S. can participate in our rewards program ("Shop Cash") and earn Shop Cash through various policies. Reward members can redeem Shop Cash, which we track on their behalf, on any purchase they make through the Shop app. Shop Cash cannot be redeemed for cash.

Under the Company's rewards program, rewards earned are either expensed as a cost of revenues or as a sales and marketing expense, depending on the policy the rewards were earned under. The rewards are expensed when it becomes available to the buyer at an estimated value based on the redemption value, less an estimated amount representing Shop Cash that is not expected to be redeemed ("breakage"). Breakage is based on historical breakage trends and supportable forecasted information.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company starts to capitalize all direct and incremental costs incurred during the application development phase when technological feasibility is reached. Technological feasibility is typically reached shortly before the release of such products. Capitalization ceases once the additional features and functionality are put into service. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Costs that meet the criteria for capitalization were not material for the periods presented. Maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2022 and 2021 were $504,903 and $420,088 respectively.

Leases

The Company accounts for leases by first determining if an arrangement is a lease, or contains a lease, at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted for as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The carrying values of right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
carrying value, an impairment loss will be recorded based on the estimated fair value. For right-of-use assets that are impaired, the remaining carrying value of the right-of-use assets are amortized on a straight line basis over the remaining term of the lease.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842, Leases. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities, and are recorded in the period in which the obligation for the payment is incurred.

The Company subleases certain leased office space and recognizes sublease income on a straight-line basis over the sublease term. Sublease payments received for variable lease costs will be recorded as income, as earned. The Company recognizes sublease income as an offset to lease expense in the consolidated statements of operations and comprehensive (loss) income.

Stock-Based Compensation

On September 1, 2022, the Company launched its new employee compensation system ("Flex Comp"), which provides employees with a single total compensation amount that is to be allocated between cash, stock options and restricted share units ("RSUs") at the discretion of the employees, subject to certain restrictions around minimum and maximum allocations between cash and stock-based compensation. For the portion of their total compensation that employees allocate to stock-based compensation, the Company began granting stock options and RSUs quarterly that generally vest on a monthly basis over a period of three months. Flex Comp was optional for employees at the time of launch. For those who choose not to enter into the new system there is no change to their compensation or the related stock-based compensation accounting.

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of operations and comprehensive (loss) income as an operating expense over the requisite service period.

The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company's Fourth Amended and Restated Stock Option Plan ("Legacy Option Plan"), the Second Amended and Restated Stock Option Plan ("SOP"), and the Second Amended and Restated Long Term Incentive Plan ("LTIP"), 6 River Amended and Restated Stock Option and Grant Plan, and Deliverr, Inc. 2017 Stock Option and Grant Plan are from treasury.

The fair value of RSUs is measured using the fair value of the Company's shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company's LTIP are from treasury.

Income Taxes

Income tax expense includes Canadian, U.S., and foreign income taxes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including its recent cumulative loss experience and expectations of future earnings, capital gains and

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
investment in the applicable jurisdiction, the carry-forward periods available to it for tax reporting purposes, and other relevant factors.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year.

The Company uses the treasury stock method for calculating the effect of dilutive potential common stock from employee stock options and employee RSUs. This method requires that dilutive effect be calculated as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.
The Company uses the if-converted method for calculating the effect of dilutive potential common stock from its 0.125% convertible senior notes due 2025 (the "Notes"). If the effect of the if-converted method is dilutive, net earnings are adjusted for the after-tax effect of debt interest relating to the Notes and the amount of dilutive potential common stock are included in the total number of shares used to compute diluted earnings per share. If the effect of the if-converted method is anti-dilutive, no adjustments are made to net earnings or the total number of shares used to compute diluted earnings per share. The Company applies this method by using the common stock issuable upon conversion determined by the end-of-period conversion price.

Foreign Currency Translation and Transactions

The functional and reporting currency of the Company and its subsidiaries is the USD. Monetary assets and liabilities denominated in foreign currencies are re-measured to USD using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in USD using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s consolidated statements of operations and comprehensive (loss) income as foreign exchange (loss) gain, with the exception of foreign exchange forward contracts and options used for hedging which are re-measured in other comprehensive (loss) income and the (loss) gain is then reclassified into earnings to either cost of revenue or operating expenses in the same period, or periods, during which the hedged transaction affects earnings.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Marketable Securities

The Company’s marketable securities consist of U.S. and Canadian federal bonds and agency securities, U.S. term deposits, and corporate bonds and commercial paper, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. Marketable securities are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company would be required to sell the securities before the recovery of their remaining amortized cost basis. Realized gains and losses determined to be other than temporary are determined based on the specific identification method and are reported in other (expense) income in the consolidated statements of operations and comprehensive (loss) income.

Equity and Other Investments

Strategic investments are a part of the Company's strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives. The Company holds equity and other investments in public companies with readily determinable fair values, as well as in private companies without readily determinable fair values. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are recognized into net (loss) income. Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). The Company also holds investments in convertible notes of private companies which are classified as available-for-sale debt securities, for which the Company has elected to account for under the fair value option. The investments are carried at fair value at each balance sheet date and any movements in the fair values are recognized in net (loss) income.

The Company evaluates each investee to determine if the investee is an equity investment for which the company has significant influence. As of December 31, 2022 and 2021, there were no such investments. The Company also evaluates each investee to determine if the investee is a variable interest entity and, if so, whether the Company is the primary beneficiary of the variable interest entity. The Company has determined, as of December 31, 2022 and 2021, that there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements.

Fair Value Measurements
The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, loans, trade accounts payable and accruals, and employee-related accruals approximate fair value due to the short-term maturities of these instruments.
The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance, using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Fair Value Option

The guidance in ASC 815, Derivatives and Hedging, provides a fair value option election that allows entities to make an irrevocable election to not separate embedded derivatives from their host contract and to fair value the hybrid instrument upon initial recognition and subsequent measurement dates for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected. The Company has elected to apply the fair value option to its investments in convertible notes in private companies. The fair value elections were made in order to maintain consistency in presentation across equity and other investments.

Derivatives and Hedging

The majority of the Company's derivative products are foreign exchange forward contracts and options, which are designated as cash flow hedges of foreign currency forecasted expenses. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. The Company may hold foreign exchange forward contracts and options to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar ("CAD") and British Pound Sterling ("GBP") denominated costs and current and future obligations.

The Company's foreign currency forward contracts and options generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts and options are recorded in accumulated other comprehensive income ("AOCI"). The effective portion of the gain or loss on each forward contract and option is reported as a component of AOCI and reclassified into earnings to either cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other (expense) income.

For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative's hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.

In addition, the Company has a master netting agreement with each of the Company's counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company presents its derivative instruments on a net basis in the consolidated financial statements.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
trends, merchants' gross merchandise volume (GMV), supportable forecasted information and other factors, including macroeconomic factors, that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive (loss) income. Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Provision for Transaction Losses Related to Shopify Payments, Shop Pay Installments, and Shopify Balance

Shopify Payments, Shop Pay Installments, and Shopify Balance losses arise from unrecovered merchant transactions due to returns and disputes. Shopify Balance may also incur losses when a merchant account experiences unauthorized transactions where funds cannot be recovered or reversed. The Company estimates the provision based on an assessment of various factors, including historical trends, GMV (facilitated using Shopify Payments and Shop Pay Installments including those managed using Shopify Balance), supportable forecasted information and other factors that may increase the volume of losses. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive (loss) income.

Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

Convertible Senior Notes

The Company adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, effective January 1, 2021 using the modified retrospective approach. The adoption eliminated the requirement to separately account for the liability and equity components of the Notes, which existed under previous accounting guidance. This resulted in a reclassification of $158,810 from additional paid-in capital to long-term liabilities. Furthermore, as a result of the adoption, non-cash interest expense related to the Company's currently outstanding Notes has been eliminated. As the Company previously recognized non-cash interest expense relating to the debt discount on the liability component, this resulted in a $8,198 cumulative adjustment to increase opening retained earnings.

The Company accounts for the Notes at amortized cost as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less debt offering costs, plus any amortization of offering costs. Offering costs are being amortized to interest expense over the term of the Notes using the effective interest rate method.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment and fulfillment robots are depreciated over the lesser of three years and their estimated useful lives while furniture and equipment is depreciated over four years and fulfillment equipment is depreciated over its useful life, which can range from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from one to fifteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software is amortized over a three-year period, acquired technology is amortized over a two to nine year period, acquired customer relationships are amortized over a two- to five-year period, capitalized software development costs are amortized over a two- to three-year period, and other intangible assets are amortized over a three- to ten-year period. Amortization is recorded into cost of revenues and operating expenses, depending on the nature of the asset.

The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and a significant decrease in growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of the reporting unit that includes goodwill. If the fair value of the reporting unit is greater than its carrying value, including goodwill, no impairment results. If the fair value of the reporting unit is less than its carrying value, including goodwill, an impairment loss would be recognized in the consolidated statements of operations and comprehensive (loss) income in an

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations and comprehensive (loss) income.

Segment Information

The Company’s chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Shopify’s overall performance, and making operational decisions such as resource allocations related to operations, product prioritization, and delegations of authority. The CODM has determined that the Company operates in a single operating and reportable segment.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company notes that its exposure to collectibility risk by customers impacted by the Russian Invasion of Ukraine is financially immaterial. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at December 31, 2022. The Company’s policies cover certain merchant cash advances and loans, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the consolidated statements of operations and comprehensive (loss) income. All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of merchant cash advances and loans as at December 31, 2022 is covered. The receivable related to insurance recoveries, if any, is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Equity and Other Investments Risk

The Company holds equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. The Company's equity and other

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
investments in public companies are recorded at fair value, which is subject to market price volatility. The Company's equity investments in private companies are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Our debt investments in convertible notes of private companies are recorded at fair value, which are impacted by the underlying entities' valuations and interest rates.

The Company has a high concentration of credit risk associated with a small number of equity and other investments that are impacted by fluctuations in their fair values or by observable changes or impairments.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities and loans, and debt securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company's Notes have a fixed annual interest rate and thus, the Company does not have economic interest rate exposure on the Notes. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company's results of operations and foreign currency assets and liabilities are exposed to foreign currency fluctuations.

While the majority of the Company's revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in GBP, Euros ("EUR"), and CAD. Furthermore, as the Company's operations continue to be heavily weighted in CAD and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and (loss) income from operations of a 10% strengthening(1) of all foreign currencies the Company transacts in versus the USD without considering the impact of the Company's hedging activities and factoring in any potential changes in demand for the Company's solutions as a result of fluctuations in exchange rates:

	Years ended
	December 31, 2022			December 31, 2021
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $
Revenues	5,599,864	75,735	5,675,599	4,611,856	62,459	4,674,315
Cost of revenues	(2,845,745)	(45,099)	(2,890,844)	(2,130,712)	(40,548)	(2,171,260)
Operating expenses	(3,576,418)	(118,565)	(3,694,983)	(2,212,501)	(92,425)	(2,304,926)
(Loss) income from operations	(822,299)	(87,929)	(910,228)	268,643	(70,514)	198,129
(1) A 10% weakening of the foreign currencies versus the USD would have an equal and opposite impact on the Company's revenues, cost of revenues, operating expenses and (loss) income from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in foreign exchange rates relative to the USD.
(3) Represents the outcome that would have resulted had the foreign exchange rates relative to the USD in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in exchange rates.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Although foreign currency fluctuations associated with revenues and costs may partially offset one another in earnings, the Company uses foreign exchange derivative products to mitigate a portion of the remaining exposure of foreign currency fluctuations as discussed in Note 5. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties.

Recent Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the (1) recognition of an acquired contract liability and (2) payment terms and their direct effect on subsequent revenue recognized by the acquirer. The updates are effective for annual periods beginning after December 15, 2022, including interim periods within those periods. The Company will adopt and apply the guidance prospectively in fiscal year 2023. There is no impact expected at the time of adoption.

4.Cash and Cash Equivalents

As at December 31, 2022 and 2021, the Company’s cash and cash equivalents balance was $1,649,328 and $2,502,992, respectively. These balances included $1,228,053 and $1,511,503, respectively, of money market funds, repurchase agreements, U.S. and Canadian federal bonds and corporate bonds and commercial paper.

5.Financial Instruments

Debt Securities

The Company holds certain debt securities that are classified as held-to-maturity at the time of purchase as the Company has both the positive intent and ability to hold to maturity. The fair value of corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

The Company also holds debt securities in the form of convertible notes in private companies presented within equity and other investments on the consolidated balance sheets. These debt securities are classified as available-for-sale for which the Company has elected to apply the fair value option. The fair values were determined based on binomial pricing models for which the Company was required to develop its own assumptions, including the underlying entities' valuations.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following tables summarize debt securities by significant investment classification:

	As at December 31, 2022
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
U.S. term deposits	—	600,000	—	608,337
U.S. federal bonds and agency securities	27,944	740,978	—	769,318
Canadian federal bonds and agency securities	202,488	546,943	—	750,252
Corporate bonds and commercial paper	201,513	—	—	201,644
Repurchase agreements	99,000	—	—	99,023
	530,945	1,887,921	—	2,428,574
Level 2:
Corporate bonds and commercial paper	—	1,515,701	—	1,517,667
Level 3:
Convertible notes in private companies	—	—	220,992	220,992
	530,945	3,403,622	220,992	4,167,233

The fair values of marketable securities above include accrued interest of $15,517, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the consolidated balance sheets. Additional accrued interest of $12,242 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

In the year ended December 31, 2022, $29,628 of unrealized losses associated with the Company's convertible notes in private companies were recorded within "net unrealized (loss) gain on equity and other investments" in the consolidated statement of operations and comprehensive (loss) income (December 31, 2021 - $1,878 of unrealized gains). Additionally, interest income of $8,721 was recorded within "interest income" in the consolidated statement of operations and comprehensive (loss) income (December 31, 2021 - $4,000).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	As at December 31, 2021
	Carrying Value
	Cash Equivalents	Marketable Securities	Equity and Other Investments	Fair Value
	$	$	$	$
Level 1:
Corporate bonds and commercial paper	267,953	—	—	268,090
U.S. term deposits	—	900,000	—	901,689
U.S. federal bonds and agency securities	—	680,436	—	681,629
Canadian federal bonds and agency securities	50,138	1,215,646	—	1,268,139
	318,091	2,796,082	—	3,119,547
Level 2:
Corporate bonds and commercial paper	—	2,469,019	—	2,475,051
Level 3:
Convertible notes in private companies	—	—	205,878	205,878
	318,091	5,265,101	205,878	5,800,476

The fair values above include accrued interest of $13,067, which is excluded from the carrying amounts. The accrued interest is included in trade and other receivables in the consolidated balance sheets. Additional accrued interest of $4,000 recognized on the convertible notes in private companies is included in the carrying amount and fair value above.

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date.

Equity Investments with Readily Determinable Fair Values

The Company holds equity investments in public companies that were obtained through a combination of direct investment and strategic partnerships.

Equity investments with readily determinable fair values are comprised of:

	December 31, 2022			December 31, 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$	$	$	$	$	$
Affirm Holdings, Inc.	196,278	—	196,278	2,041,126	—	2,041,126
Global-E Online Ltd.	400,222	50,900	451,122	741,775	423,387	1,165,162
Other	568	—	568	—	—	—
	597,068	50,900	647,968	2,782,901	423,387	3,206,288

In the year ended December 31, 2022, $200,135 was transferred from Level 3 to Level 1 due to the vesting of warrants associated with an investment in a strategic partnership (December 31, 2021 - $275,597). The equity investments categorized as Level 3 in the fair value hierarchy represent Global-E unvested warrants that require the application of a discount for lack of marketability which was 9% at December 31, 2022 (December 31, 2021 - 15%).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Adjustments related to equity and other investments with readily determinable fair values for the years ended December 31, 2022 and 2021 were as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	3,206,288	—

Adjustments related to equity and other investments with readily determinable fair values:
Investments received not tied to services(1)	105,268	—
Investments received as non-cash consideration in exchange for services	29,577	—
Purchases of equity and other investments	67	40
Sale of equity and other investments	(3,082)	—
Net unrealized (losses) gains	(2,690,150)	2,855,718
Transfers from measurement alternative (2)(3)	—	350,530
Balance, end of the year	647,968	3,206,288
(1) During the year ended December 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the year and the receipt of shares in certain public companies. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.

Equity Investments without Readily Determinable Fair Values

The carrying value of equity investments in private companies without readily determinable fair values are:

	December 31, 2022	December 31, 2021
	$	$
Total initial value	1,359,950	539,221
Cumulative gross unrealized gains	59,023	38,880
Cumulative gross unrealized losses and impairment	(334,473)	(34,722)
Total carrying value of equity and other investments without readily determinable fair values (1)	1,084,500	543,379
(1) As at December 31, 2022, three investments in private companies represent $879,998 (December 31, 2021 - $348,278) of the total carrying value of equity and other investments without readily determinable fair values.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Adjustments related to equity and other investments without readily determinable fair values for the years ended December 31, 2022 and 2021 were as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	543,379	173,454

Adjustments related to equity and other investments without readily determinable fair values:
Purchases of equity and other investments	598,585	450,193
Investments received as non-cash consideration in exchange for services	243,624	268,058
Gross unrealized gains	20,143	36,926
Sales of equity and other investments(1)	(13,480)	—
Transfers to readily determinable fair values (2)(3)	—	(350,530)
Gross unrealized losses and impairments(4)	(307,751)	(34,722)
Balance, end of the year	1,084,500	543,379
(1) During the year ended December 31, 2022, certain private investments were acquired by third-party investors resulting in the deemed sale of equity and other investments in the year. Any resulting realized gains or losses were presented as "net realized gain on equity and other investments" in the consolidated statement of operations and comprehensive (loss) income.
(2) Effective January 13, 2021, the Company's investment in Affirm no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(3) Effective May 12, 2021, the Company's investment in Global-E no longer qualified for the use of the measurement alternative as the fair value of the investment became readily determinable.
(4) The Company applied certain valuation methods based on information available, including the market approach and option pricing models in order to quantify the level of impairment. This required the Company to develop certain key assumptions, including revenue growth rates, revenue multiples based on market comparables and a discount for lack of marketability. Non-public information, made available to the Company from investee companies, was supplemented with estimates such as volatility, expected time to liquidity and the rights and obligations of the securities the Company holds.

As at December 31, 2022, included in the total $1,084,500 of equity and other investments without readily determinable fair values, $677,078 was remeasured at fair value and was classified within Level 3 of the fair value measurement hierarchy on a non-recurring basis.

Derivative Instruments and Hedging

As at December 31, 2022, the Company held foreign exchange forward contracts and options for USD, GBP and CAD with a total notional value of $526,721 (December 31, 2021 - $586,547), to fund a portion of its operations. The fair value of foreign exchange forward contracts and options was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments Designated as Hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program, the Company has entered into foreign exchange forward contracts and options with certain financial institutions and designated those hedges as cash flow hedges. The Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The fair values of outstanding derivative instruments were as follows:

	December 31, 2022	December 31, 2021
	$	$
Level 2:
Foreign exchange forward contracts and options assets (classified in other current assets)	1,484	1,824
Foreign exchange forward contract liabilities (classified in accounts payable and accrued liabilities)	15,548	5,926

Unrealized gains and unrealized losses related to changes in the fair value of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	December 31, 2022	December 31, 2021
	$	$
Unrealized gains	1,189	1,215
Unrealized losses	(15,350)	(4,936)
Total net unrealized losses	(14,161)	(3,721)

These unrealized gains and losses were included in accumulated other comprehensive (loss) income, other current assets, and accounts payable and accrued liabilities on the consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months.

Realized losses and realized gains related to the maturity of foreign exchange forward contracts and options designated as cash flow hedges were as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Realized (losses) gains in cost of revenues	(864)	1,001
Realized (losses) gains in operating expenses	(22,348)	21,851
	(23,212)	22,852

Derivatives Instruments Not Designated as Hedges

During the year ended December 31, 2022, the Company entered into a commodity swap contract with a producer to fund renewable energy production and to obtain renewable energy certificates. The contract guarantees the producer a minimum price per megawatt hour with any differences between market prices and this minimum price being settled in cash between the producer and the Company on a monthly basis. The Company's maximum commitment over the remaining life of the contract, ending May 31, 2032, is $10,957.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
6.Trade and Other Receivables

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for credit losses, were as follows:

	December 31, 2022	December 31, 2021	January 1, 2021
	$	$	$
Unbilled revenues, net	122,679	86,795	50,073
Trade receivables, net	79,976	40,342	13,449
Indirect taxes receivable	30,582	39,142	45,961
Other receivables	24,301	12,863	3,706
Accrued interest	15,517	13,067	7,563
	273,055	192,209	120,752

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees, and shipping and fulfillment charges, and amounts not yet billed to partners related to referral fees as at the consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility and other currently available evidence.

Activity in the allowance for credit losses was as follows:

	Years ended
	December 31, 2022 $	December 31, 2021 $
Balance, beginning of the year	6,944	6,041
Provision for credit losses related to uncollectible receivables	17,856	6,069
Write-offs	(8,347)	(5,166)
Balance, end of the year	16,453	6,944
7.Merchant Cash Advances, Loans and Related Receivables

	December 31, 2022	December 31, 2021	January 1, 2021
	$	$	$
Merchant cash advances receivable, gross	420,381	439,289	218,840
Related receivables	—	—	819
Allowance for credit losses related to uncollectible merchant cash advances receivable	(49,425)	(38,264)	(15,816)
Loans receivable, gross	228,216	72,751	43,644
Allowance for credit losses related to uncollectible loans receivable	(19,058)	(3,054)	(2,764)
Merchant cash advances, loans and related receivables, net	580,114	470,722	244,723

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Merchant Cash Advances

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances receivable:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Allowance, beginning of the year	38,264	15,816
Provision for credit losses related to uncollectible merchant cash advances receivable	43,440	36,719
Merchant cash advances receivable charged off, net of recoveries	(32,279)	(14,271)
Allowance, end of the year	49,425	38,264

Loans

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible loans receivable:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Allowance, beginning of the year	3,054	2,764
Provision for credit losses related to uncollectible loans receivable	21,388	2,540
Loans receivable charged off, net of recoveries	(5,384)	(2,250)
Allowance, end of the year	19,058	3,054

The following table presents the delinquency status of the principal amount of merchant loans by year of origination. The delinquency status is determined based on the number of days past the expected or contractual repayment date for which the Company anticipates to receive the amounts outstanding. The "current" category represents balances that are within 29 days of the contractual repayment dates, or within 29 days of the expected repayment date.

	December 31, 2022
	Total	Percent
Current	$214,869	94.2%
30-59 Days	2,068	0.9%
60-89 Days	1,623	0.7%
90-179 Days	3,651	1.6%
180+ Days	6,005	2.6%
Total	$228,216	100.0%

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	December 31, 2021
	Total	Percent
Current	$69,350	95.3%
30-59 Days	1,114	1.5%
60-89 Days	419	0.6%
90-179 Days	576	0.8%
180+ Days	1,292	1.8%
Total	$72,751	100.0%

The Company maintains an internal monitoring list related to its outstanding loans. A merchant's ability and willingness to repay the financing receivables outstanding under the program is analyzed for a variety of factors that include, but are not limited to: current or expected age of the financing, merchant subscription or financing status, merchant GMV trends and other changes to merchant credit profiles. The Company charges off receivables outstanding under the program when the merchant receivable is included on its internal monitoring list for a period of 90 consecutive days.

8.Other Current Assets

	December 31, 2022 $	December 31, 2021 $
Prepaid expenses	48,018	49,919
Deposits	34,142	21,542
Other current assets	28,901	10,679
Capitalized contract costs	27,114	19,309
Foreign exchange contracts	1,484	1,824
	139,659	103,273

9.Property and Equipment

	December 31, 2022
	Cost(1) $	Accumulated depreciation and impairment $	Net book value $
Leasehold improvements	181,572	103,772	77,800
Computer equipment	40,015	17,178	22,837
Fulfillment equipment	19,436	484	18,952
Fulfillment robots	15,320	8,962	6,358
Furniture and equipment	28,055	23,181	4,874
	284,398	153,577	130,821
(1) Included in cost is $3,617 of leasehold improvements that were impaired and disposed of in the year ended December 31, 2022. See Note 10 for details.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	December 31, 2021
	Cost $	Accumulated depreciation and impairment(1) $	Net book value $
Leasehold improvements	159,131	84,930	74,201
Computer equipment	33,505	18,241	15,264
Fulfillment equipment	2,015	37	1,978
Fulfillment robots	9,470	3,888	5,582
Furniture and equipment	28,751	20,250	8,501
	232,872	127,346	105,526
(1) Included in accumulated depreciation is $1,709 of impairment on leasehold improvements in the year ended December 31, 2021. See Note 10 for details.

During the years ended December 31, 2022 and 2021, the Company disposed of and retired computer equipment with an original cost of $14,579 and $13,191, respectively. There was no gain or loss recognized in the consolidated statements of operations and comprehensive (loss) income as a result of the retirement and disposal of these assets.

The following table illustrates the classification of depreciation in the consolidated statements of operations and comprehensive (loss) income:

	Years ended
	December 31, 2022 $	December 31, 2021 $
Cost of revenues	3,721	2,649
Sales and marketing	8,213	10,103
Research and development	17,697	20,125
General and administrative	6,541	8,951
	36,172	41,828

10.Leases

The Company has office, commercial and warehouse leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 15 years, some of which include options to extend the leases for up to 10 years. All of the Company's leases are operating leases.

The components of lease expense were as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Operating lease expense	32,697	22,268
Variable lease expense, including non-lease components	14,491	13,003
Total lease expense	47,188	35,271

As at December 31, 2022, the weighted average remaining lease term is 11 years and the weighted average discount rate is 4.9% (December 31, 2021 - 11 years and 3.3%, respectively).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
During the year ended December 31, 2022, the Company terminated portions of leased office space consisting of leases recognized on the consolidated balance sheet as well as future committed lease space. The terminations resulted in gains of $2,504 which is recorded as an offset within the total lease expense disclosed above.

Net sublease income for the year ended December 31, 2022 was $3,308 (December 31, 2021 - $1,389), which is recorded as an offset within the total lease expense disclosed above.

During the years ended December 31, 2022 and 2021, the Company identified leased office space for which it has ceased use. This resulted in impairment charges to its right-of-use assets. These impairment charges were determined by comparing the asset groups' fair values made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in an adjustment to the charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. In the year ended December 31, 2022, the Company recorded impairment charges related to its right-of-use assets of $80,697 (December 31, 2021 - $28,436).

Maturities of lease liabilities as at December 31, 2022 were as follows:

Fiscal Year	Offices $	Warehouses and Commercial Spaces $	Total $
2023	31,311	21,831	53,142
2024	48,602	38,109	86,711
2025	48,983	39,054	88,037
2026	49,994	40,062	90,056
2027	42,768	41,503	84,271
Thereafter	242,505	252,247	494,752
Total future minimum payments	464,163	432,806	896,969
Minimum payments related to variable lease payments, including non-lease components	(212,103)	(56,234)	(268,337)
Imputed interest	(36,466)	(108,870)	(145,336)
Total lease liabilities	215,594	267,702	483,296

Operating lease maturity amounts included in the table above do not include sublease proceeds expected to be received under our various sublease agreements with third parties. Under the agreements initiated with third parties, the Company expects to receive sublease proceeds of $3,853 in 2023 and $15,379 thereafter.

11.Intangible Assets

	December 31, 2022
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	449,387	93,820	355,567
Acquired customer relationships	37,040	8,109	28,931
Other intangible assets	8,384	2,734	5,650
Software development costs	15,330	15,330	—
	510,141	119,993	390,148

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

	December 31, 2021
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	187,874	57,016	130,858
Acquired customer relationships	8,435	3,802	4,633
Other intangible assets	4,351	1,549	2,802
Software development costs	27,520	27,317	203
Purchased software	6,973	6,973	—
	235,153	96,657	138,496

During the year ended December 31, 2022, the Company disposed of and retired software development costs, acquired technology and purchased software with a combined original cost of $30,598. There was no gain or loss recognized in the consolidated statements of operations and comprehensive (loss) income as a result of the retirement and disposal of these assets.
The following table illustrates the classification of amortization expense related to intangible assets in the consolidated statements of operations and comprehensive (loss) income:

	Years ended
	December 31, 2022 $	December 31, 2021 $
Cost of revenues	48,681	21,518
Sales and marketing	5,070	2,195
Research and development	83	243
General and administrative	514	524
	54,348	24,480

Estimated future amortization expense related to intangible assets, as at December 31, 2022 is as follows:

Fiscal Year	Amount $
2023	82,446
2024	78,451
2025	67,868
2026	64,483
2027	61,696
Thereafter	35,204
Total	390,148

12.Goodwill

The Company's goodwill relates to acquisitions of various companies including, but not limited to, Deliverr, Inc. ("Deliverr") which was acquired on July 8, 2022, 6RS which was acquired on October 17, 2019 and Donde Fashion, Inc. ("Donde") which was acquired on July 20, 2021.

The Company completed its annual impairment test of goodwill as of September 30, 2022. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
represented by a single reporting unit and concluded that the estimated fair value of the reporting unit was greater than its carrying amount.

There were no indicators of impairment between September 30, 2022, the date which the Company completed its annual impairment test of goodwill, and December 31, 2022. No goodwill impairment was recognized in the years ended December 31, 2022 or December 31, 2021.

The gross changes in the carrying amount of goodwill as of December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	356,528	311,865
Acquisition of Deliverr	1,437,664	—
Acquisition of Donde	—	37,567
Other acquisitions(1)	42,090	7,096
Balance, end of the year	1,836,282	356,528
(1) During the years ended December 31, 2022 and 2021, the Company completed individually immaterial acquisitions that resulted in goodwill being recognized.

13.Accounts Payable and Accrued Liabilities

	December 31, 2022	December 31, 2021
	$	$
Trade accounts payable and trade accruals	363,778	284,010
Employee related accruals	67,967	71,901
Indirect taxes payable	47,263	66,184
Other payables and accruals	38,013	28,667
Foreign exchange forward contracts	15,548	5,926
	532,569	456,688

14. 56Deferred Revenue

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	379,724	128,815
Deferral of revenue	400,326	351,145
Recognition of deferred revenue	(216,649)	(100,236)
Balance, end of the year	563,401	379,724

	December 31, 2022	December 31, 2021
	$	$
Current portion	295,888	216,792
Long-term portion	267,513	162,932
	563,401	379,724

The opening balances of current and long-term deferred revenue were $107,809 and $21,006, respectively, as of January 1, 2021.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

As at December 31, 2022, the long-term deferred revenue, excluding non-cash consideration received, will be recognized ratably over the remaining terms of the contracts with the customers, which range from two to five years.

Within total deferred revenue outlined above, non-cash consideration represents a significant portion of the balance as at December 31, 2022. The table below summarizes the gross changes in deferred revenue associated with this non-cash consideration received for the years ended December 31, 2022 and 2021.

	Years Ended
	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	230,574	20,896
Non-cash consideration received in exchange for services	273,201	268,058
Revenue recognized related to non-cash consideration	(121,503)	(58,380)
Balance, end of the year	382,272	230,574

Current portion	134,871	85,086
Long term portion	247,401	145,488
	382,272	230,574

The Company will recognize this revenue ratably over the remaining terms of the respective strategic partnership service agreements, which range from three to seven years.

15.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025 (the "Notes"). The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes have a conversion rate of 6.9440 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to a conversion price of approximately $144.01 per share, adjusted to give effect to the Share Split. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the supplemental indenture governing the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the supplemental indenture governing the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:

(1) during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the "NYSE") for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2) during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3) if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.

Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company's Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No "sinking fund" is provided for the Notes.

The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).

Upon the occurrence of a fundamental change (as set out or defined in the supplemental indenture governing the Notes) prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.

The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.

The Company accounts for the Notes as a single unit of account on the balance sheet. The carrying value of the liability is represented by the face amount of the Notes, less total offering costs, plus any amortization of offering costs. Total offering costs upon issuance of the Notes were $12,050 and are amortized to interest expense using the effective interest rate method over the contractual term of the Notes. Interest expense is recognized at an annual effective interest rate of 0.38% over the contractual term of the Notes.

The net carrying amount of the outstanding Notes was as follows:

	December 31, 2022	December 31, 2021
	$	$
Principal	920,000	920,000
Unamortized offering costs	(6,688)	(9,037)
Net carrying amount	913,312	910,963

The following table sets forth the interest expense recognized related to the outstanding Notes:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Contractual interest expense	1,150	1,150
Amortization of offering costs	2,349	2,343
Total interest expense related to the outstanding Notes	3,499	3,493

As at December 31, 2022, the estimated fair value of the Notes was approximately $782,580 (December 31, 2021 - $1,165,410). The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

16.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at December 31, 2022 and 2021, the effective rate was 6.75% and 2.75%, respectively, and no cash amounts were drawn under this credit facility.

17.Litigation and Loss Contingencies

From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters.

On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that the Company infringed three web technology patents owned by Express Mobile, Inc. The Company

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
has challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

On December 1, 2021, five publishers of educational materials and two of their respective parent companies ("the Plaintiffs") filed a claim against the Company in the U.S. District Court for the Eastern District of Virginia for contributory and vicarious copyright infringement and contributory trademark infringement. The action has been settled amicably between the parties, and terms of the settlement agreement are confidential. The case was dismissed with prejudice on October 5, 2022.

The Company has recorded a total expense, including potential interest, of $97,000 in the year ended December 31, 2022 associated with both litigation matters described above. This was recorded as general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

The Company currently has no other known material pending litigation or claims. The Company is not aware of any other litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

18.Related Parties

In January 2022, the Company entered a strategic partnership with a private company totaling $97,149, which is comprised of a $50,000 cash investment in the private company and the receipt of $47,149 in non-cash consideration to provide services for a duration of three years. A member of the Company's board of directors also serves as a director on the board of the aforementioned private company. For the year ended December 31, 2022, the Company recognized revenue of $14,954 from the private company for referral services.

19. Shareholders’ Equity

Founder Share

On June 7, 2022, the Company's shareholders approved an update to the Company's governance structure pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). Under the terms of the Arrangement, on June 9, 2022 the Company created a new class of share, designated as the Founder share, and issued such Founder share to Tobias Lütke. The Founder share provides Mr. Lütke with a variable number of votes that, when combined with the Class B multiple voting shares (which are now described as Class B restricted voting shares as a result of the Company's updated governance structure) beneficially owned by him, his immediate family and his affiliates, will represent 40% of the aggregate voting power attached to all of the Company's outstanding shares.

Share Split

On June 7, 2022, the Company's shareholders approved a ten-for-one split of the Company's Class A subordinate voting shares and Class B restricted voting shares. Each shareholder of record on June 22, 2022 received nine additional Class A subordinate voting shares and Class B restricted voting shares, as applicable, for every one share held, distributed after close of trading on June 28, 2022. All share and per share amounts presented herein have been retrospectively adjusted to reflect the impact of the share split.

Public Offerings

In February 2021, the Company completed a public offering in which it issued and sold 11,800,000 Class A subordinate voting shares at a public offering price of $131.50 per share, adjusted to give effect to the Share Split. The Company received total net proceeds of $1,541,168 after deducting offering fees and expenses of $10,532.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Common Stock Authorized
The Company is authorized to issue an unlimited number of Class A subordinate voting shares, an unlimited number of Class B restricted voting shares and one Founder share. The Class A subordinate voting shares have one vote per share, the Class B restricted voting shares have 10 votes per share and the Founder share has a variable number of votes per share. The Class B restricted voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B restricted voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances. The Founder share cannot convert into either Class A subordinate voting shares or Class B restricted voting shares.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Employee Compensation System
On September 1, 2022, the Company launched Flex Comp which provides employees with a single total compensation reward amount that is to be allocated between cash, stock options and RSUs at the discretion of the employees, subject to certain restrictions around minimum allocations of cash and stock-based compensation. The majority of the Company's employees were eligible and entered into Flex Comp and all previously granted but unvested stock options and RSUs of these employees were forfeited in connection with the new system on September 1, 2022. The Company applied modification accounting resulting in stock-based compensation cost equal to, or greater than, the original grant date fair value of the modified awards being recognized as an operating expense over the requisite service period. The modification did not result in a one-time expense on the date Flex Comp was launched because none of the requisite service period had been completed as of that date. Employee elections for allocating their total compensation reward between cash and stock-based compensation currently occur on a quarterly basis, which may result in the split between cash and stock-based compensation varying from quarter to quarter.

Stock-Based Compensation
In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Option Plan. Immediately prior to the completion of the Company’s May 2015 Initial Public Offering ("IPO"), and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B restricted voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.

The Company’s Board of Directors and shareholders approved a stock option plan, as well as a long term incentive plan, each of which became effective upon the closing of the Company's IPO on May 27, 2015. On May 30, 2018 and on May 26 2021, the Company’s Board of Directors and shareholders amended both of these plans.

The SOP allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the SOP will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the SOP, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the SOP are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the SOP are determined by the Board of Directors at the

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
time of grant. Options granted under the SOP between November 2017 and August 2022 have been approved with a three year vesting schedule with one-third vesting after one year and the remainder vesting evenly over the remaining 24 months. As a result of Flex Comp, certain options in the aforementioned plans were forfeited and their associated vesting schedules were ended. For employees that allocated a portion of their new total compensation reward to obtain options, such options are granted quarterly and generally vest on a monthly basis over a period of three months.

On October 17, 2019, the Company approved the issuance of rollover options, from treasury, under the 6 River Systems 2016 Amended and Restated Stock Option and Grant, adopted on closing of the acquisition of 6RS. On July 8, 2022, the Company approved the issuance of rollover options, from treasury, under the Deliverr, Inc. 2017 Stock Option and Grant Plan, adopted on the closing of the acquisition of Deliverr.

The LTIP provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units (PSUs), and deferred share units (DSUs). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants were approved with a four-year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted between November 2017 and August 2022 have been approved with three-year vesting schedules. As a result of Flex Comp, certain RSUs were forfeited and their associated vesting schedules were ended. For employees that allocated a portion of their new total compensation reward to obtain RSUs, the RSUs are granted quarterly and generally vest on a monthly basis over the period of three months. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. As at December 31, 2022, there have been nil PSUs granted. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company's SOP and the LTIP was initially equal to 37,436,920 Class A subordinate voting shares, adjusted to give effect to Share Split. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the SOP and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B restricted voting shares on December 31st of the preceding calendar year. As at January 1, 2023, there were 363,122,166 shares available for issuance under the Company's SOP and LTIP.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the years ended December 31, 2022 and 2021:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2020	24,892,775	10.38	5.45	2,559,442	—	11,129,673	37.71
Stock options granted	2,158,930	138.02	—	—	57.99	—	—
Stock options exercised	(14,948,400)	7.26	—	—	—	—	—
Stock options forfeited	(564,640)	87.36	—	—	—	—	—
RSUs granted	—	—	—	—	—	5,620,840	141.02
RSUs settled	—	—	—	—	—	(6,934,480)	30.98
RSUs forfeited	—	—	—	—	—	(1,377,850)	64.82
December 31, 2021	11,538,665	34.52	5.67	1,190,972	—	8,438,183	107.63
Stock options granted(3)	7,432,555	35.61	—	—	24.83	—	—
Stock options exercised	(3,126,869)	5.61	—	—	—	—	—
Stock options forfeited(4)	(1,835,590)	72.65	—	—	—	—	—
RSUs granted(3)	—	—	—	—	—	22,100,197	44.44
RSUs settled	—	—	—	—	—	(7,380,507)	63.86
RSUs forfeited(5)	—	—	—	—	—	(12,938,967)	75.11
December 31, 2022	14,008,761	36.55	6.71	194,845	—	10,218,906	43.74

Stock options exercisable as of December 31, 2022	8,758,121	29.63	5.31	150,495
(1) As at December 31, 2022 1,038,218 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B restricted voting shares, 10,951,410 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, 137,254 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares, and 1,881,879 of the outstanding stock options were granted under the Deliverr 2017 Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of December 31, 2022 and December 31, 2021.
(3) Effective September 1, 2022, each employee that decided to enter into Flex Comp now receives a quarterly grant that generally vests on a monthly basis over a period of three months. Of the stock options granted, 2,251,863 related to the Deliverr acquisition, 1,282,662 related to Flex Comp and the remainder related to other compensation grants. Of the RSUs granted, 1,209,192 related to the Deliverr acquisition, 4,010,825 related to Flex Comp and the remainder related to other compensation grants.
(4) 690,158 of the stock options forfeited in the year ended December 31, 2022 related to employees that decided to enter into Flex Comp and 41,186 related to the reduction in workforce. The remainder related to standard voluntary and involuntary exits.
(5) 10,227,545 of the RSUs forfeited in the year ended December 31, 2022 related to employees that decided to enter into Flex Comp and 428,777 related to the reduction in workforce. The remainder related to standard voluntary and involuntary exits.

As at December 31, 2022 the Company had issued 11,413 DSUs under its LTIP.

In connection with the acquisition of 6RS, 1,220,800 Class A subordinate voting shares were issued with trading restrictions, adjusted to give effect to the Share Split. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2022, 305,200 of the Class A subordinate voting shares remained restricted.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

In connection with the acquisition of Deliverr, 5,397,628 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2022, 5,397,628 of the Class A subordinate voting shares remained restricted.

In connection with other acquisitions, 251,972 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2022, 251,972 of the Class A subordinate voting shares remained restricted.
The total intrinsic value of stock options exercised and RSUs settled during the years ended December 31, 2022 and 2021 was $464,603 and $2,945,683, respectively. The aggregate intrinsic value of options exercised is calculated as the difference between the exercise price of the underlying stock option awards and the market value on the date of exercise.
As of December 31, 2022 and 2021, there was $492,257 and $810,327, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.96 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

Stock-Based Compensation Expense

All share-based awards are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations and comprehensive (loss) income over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of the Company's underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company's common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•Fair Value of Common Stock. The Company uses the five-day volume weighted average price for its common stock as reported on the New York Stock Exchange.

•Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of the post-vesting holding period.

•Expected Volatility. The Company determines the price volatility factor based on the Company's historical volatility over the expected term of the stock options.

•Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
•Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.
The grant weighted average assumptions used to estimate the fair value of stock options granted to employees were as follows:

	Years ended
	December 31, 2022	December 31, 2021
Expected volatility	63.3%	53.1%
Risk-free interest rate	2.90%	0.71%
Dividend yield	Nil	Nil
Average expected term	3.65	4.15
In addition to the assumptions used in the Black-Scholes option valuation model, the Company also estimates a forfeiture rate to calculate the share-based compensation expense for our awards. The Company's forfeiture rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.

The following table illustrates the classification of stock-based compensation in the consolidated statements of operations and comprehensive (loss) income, which includes both stock-based compensation and restricted share-based compensation expense:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
Cost of revenues	8,591	6,676
Sales and marketing	63,255	41,546
Research and development	386,596	215,193
General and administrative	90,700	67,348
	549,142	330,763

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
20.Changes in Accumulated Other Comprehensive (Loss) Income

The following table summarizes the changes in accumulated other comprehensive (loss) income, which is reported as a component of shareholders’ equity, for the years ended December 31, 2022 and 2021:

	Accumulated Other Comprehensive (Loss) Income
	Years ended
	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of the year	(5,974)	8,770

Other comprehensive (loss) income before reclassifications	(33,652)	2,791
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive (loss) income to earnings were as follows:
Cost of revenues	864	(1,001)
Sales and marketing	5,046	(6,212)
Research and development	13,338	(12,514)
General and administrative	3,964	(3,125)
Tax effect on unrealized loss (gain) on cash flow hedges	(59)	5,317
Other comprehensive loss, net of tax	(10,499)	(14,744)
Balance, end of the year	(16,473)	(5,974)

21.Income Taxes

The domestic and foreign components of (loss) income before income taxes and recovery of (provision for) income taxes were as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
(Loss) income before income taxes
Domestic	(2,552,766)	1,920,503
Foreign	(1,070,082)	1,220,089
	(3,622,848)	3,140,592

Current income tax expense
Domestic	(508)	(1,815)
Foreign	(23,633)	(33,155)
	(24,141)	(34,970)
Deferred income tax recovery (expense)
Domestic	180,062	(191,589)
Foreign	6,509	626
	186,571	(190,963)

Recovery of (provision for) income taxes	162,430	(225,933)

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The reconciliation of the expected income tax recovery (expense) to the actual recovery of (provision for) income taxes reported in the consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2022 and 2021 is as follows:

	Years ended
	December 31, 2022	December 31, 2021
	$	$
(Loss) income before income taxes	(3,622,848)	3,140,592
Expected income tax recovery (expense) at Canadian statutory income tax rate of 26.5% (2021 - 26.5%)	960,055	(832,446)
Permanent differences
Net unrealized (loss) gain on equity and other investments	(418,609)	377,707
Stock-based compensation	(17,681)	155,011
Foreign tax rate differential	35,982	75,940
Tax credits recognized during the year	17,182	27,244
Change in valuation allowance	(397,119)	(17,805)
Other items	(17,380)	(11,584)
Recovery of (provision for) income taxes	162,430	(225,933)

The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	$	$
Deferred tax assets
Tax loss carryforwards	434,808	261,945
Accruals and reserves	90,043	55,337
Tax credits	57,275	42,697
Capital and intangible assets	35,096	41,790
Stock-based compensation expense	53,644	33,909
Research and development expenditures	87,810	20,189
Lease liabilities	130,280	62,418
Share issuance costs	10,206	11,403
Total deferred tax assets, before valuation allowance	899,162	529,688
Valuation allowance	(630,231)	(179,115)
Total deferred tax assets	268,931	350,573

Deferred tax liabilities
Equity and other investments	(23,499)	(275,037)
Outside basis difference of foreign subsidiaries	(24,054)	(130,419)
Lease assets	(90,605)	(45,184)
Intangible assets	(103,618)	(33,652)
Other deferred tax liabilities	(2,627)	(1,339)
Total deferred tax liabilities	(244,403)	(485,631)

Total deferred tax assets (liabilities), net	24,528	(135,058)

During the year ended December 31, 2022, the Company assessed whether a valuation allowance should be established or maintained against its deferred tax assets, based on consideration of all available positive and negative evidence, using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its recent operating results, historical losses and the cumulative losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

The Company had a recovery of income taxes of $162,430 in the year ended December 31, 2022 primarily as a result of the unrealized loss on equity and other investments, share-based compensation, and change in valuation allowance related to deferred tax assets in Canada as well as the United States.

During the year ended December 31, 2022, and following the reversal of a large portion of the unrealized gains on the Company’s equity and other investments, the Company recorded a valuation allowance in Canada against the excess of the Company's Canadian deferred income tax assets relative to its deferred income tax liabilities as the Company has a history of operating losses.

As a result of the application of the Company's tax rates on the results of ongoing operations, other discrete items primarily related to share-based compensation, non-taxable gains on unrealized equity and other investments, the change in valuation allowance applied to deferred tax assets in the United States, and the

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
reversal of the valuation allowance related to deferred tax assets in Canada, the Company had a provision for income taxes of $225,933 in the year ended December 31, 2021.

During the year ended December 31, 2021, the Company released a portion of the valuation allowance against its deferred income tax assets in Canada due to the overall unrealized gain on the Company’s equity and other investments.

During the year ended December 31, 2021, the Company received a development and expansion incentive under the International Headquarters Award in Singapore. The incentives granted by the authorities to the Company are effective April 1, 2021 through March 31, 2026 and provide a concessionary tax rate of 5% to earnings in excess of the base income threshold. As a result of the incentive, the Company received an aggregate tax benefit of $1,794 during the year ended December 31, 2022.

The Company had no material uncertain income tax positions for the years ended December 31, 2022 and 2021. The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2022 and 2021, there was no material interest or penalties related to uncertain tax positions.

The Company remains subject to audit by the relevant tax authorities for the years ended 2015 through 2022.

Investment tax credits, which are earned as a result of qualifying R&D expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

As at December 31, 2022 and 2021, the Company had Canadian and U.S. federal unused non-capital tax losses of approximately $1,219,719 and $670,312, respectively. In addition, at December 31, 2022 and 2021, the Company had unused non-capital tax losses in various U.S. states of approximately $1,766,233 and $1,393,831, respectively.

Of the December 31, 2022 balance, $642,118 and $1,004,499 of the federal and state non-capital tax losses respectively have no expiry. The remaining non-capital tax losses of $577,601 and $761,734, respectively, are due to expire between 2024 and 2042. In addition, at December 31, 2022 and 2021, the Company had an undeducted Canadian R&D expenditure balance totaling $140,737 and $76,166, respectively, which does not expire. As at December 31, 2022 and 2021, the Company had tax credits of $70,298 and $51,690, respectively. The investment tax credits are due to expire between 2035 and 2042.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
22.Net (Loss) Income per Share

The Company applies the two-class method to calculate its basic and diluted net (loss) income per share as Class A subordinate voting shares and Class B restricted voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended
	December 31, 2022	December 31, 2021
Numerator:
Net (loss) income	$(3,460,418)	$2,914,659
After tax effect of debt interest(1)	—	2,567
Net (loss) income after tax effected debt interest	$(3,460,418)	$2,917,226

Denominator(2):
Basic weighted average number of shares outstanding	1,266,268,155	1,246,588,910
Weighted average effect of dilutive securities:
Stock options	—	15,554,240
Restricted share units	—	5,106,760
Convertible senior notes	—	6,388,480
Deferred share units	—	8,960
Diluted weighted average number of shares	1,266,268,155	1,273,647,350

Net (loss) income per share(2):
Basic	$(2.73)	$2.34
Diluted	$(2.73)	$2.29

Common stock equivalents excluded from net (loss) income per diluted share because they are anti-dilutive(2):
Stock options	14,008,761	277,188
Restricted share units	10,218,906	98,112
Convertible senior notes	6,388,480	—
Deferred share units	11,413	—
	30,627,560	375,300
(1) When the Notes are dilutive, the after tax effect of debt interest is added back to net income to calculate diluted net income per share.
(2) Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022. See Note 19 for details.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
23.Segment and Geographical Information

The Company has determined that it operates in a single operating and reportable segment.

The following table presents total external revenues by geographic location, based on the location of the Company’s merchants:

	Years ended
	December 31, 2022		December 31, 2021
	$	%	$	%
North America
Canada	345,915	6.2%	316,699	6.9%
United States	3,719,489	66.4%	2,973,934	64.5%
EMEA	917,116	16.4%	799,602	17.3%
APAC	553,361	9.9%	467,009	10.1%
Latin America	63,983	1.1%	54,612	1.2%
	5,599,864	100.0%	4,611,856	100.0%

The following table presents the total net book value of the Company’s long-lived physical assets by geographic location:

	December 31, 2022		December 31, 2021
	$	%	$	%
Canada	54,904	42.0%	63,754	60.4%
United States	57,419	43.9%	24,950	23.6%
Rest of World	18,498	14.1%	16,822	15.9%
	130,821	100.0%	105,526	100.0%

24.Business Acquisitions

Deliverr, Inc.

On July 8, 2022, the Company completed the acquisition of Deliverr, a company based in San Francisco, California, that provides fulfillment services to ecommerce retailers. By adding Deliverr's software, which includes machine learning and optimization technology, the Company intends to accelerate the development of Shopify's logistics offering. The Company acquired 100 percent of the outstanding shares of Deliverr in exchange for cash consideration of $1,961,864 and $9,774 in Shopify Class A subordinate voting shares. In connection with the transaction, a further $293,688 in restricted shares, RSUs and stock options were issued and are being accounted for as stock-based compensation as they are related to post-combination services. The transaction was accounted for as a business combination.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the purchase price allocation of the Deliverr assets acquired and liabilities assumed at the acquisition date:

Amount $
Fair value of net tangible assets and liabilities:
Cash	263,850
Trade and other receivables, net	7,317
Other current assets	5,645
Property and equipment, net	12,833
Accounts payable and accrued liabilities	(20,360)
Other current and long-term liabilities	(309)
Fair value of identifiable intangible assets:
Acquired technology	255,000
Customer relationships	29,000
Other intangibles	4,000
Net deferred tax liability on acquired intangibles	(23,002)

Goodwill	1,437,664
Total purchase price	1,971,638

The acquired technology was valued at $255,000 using a relief-from-royalty methodology, the customer relationships were valued at $29,000 using a cost approach and other intangibles were valued at $4,000 using a relief-from-royalty methodology, and are being amortized over six, five and three years, respectively. Goodwill from the Deliverr acquisition is primarily attributable to the expected synergies that will result from integrating the Deliverr software with Shopify's logistics offering, and the acquisition of the assembled workforce. None of the goodwill recognized is deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

Donde Fashion, Inc.

On July 20, 2021, the Company completed the acquisition of software company Donde, a Delaware corporation, and its subsidiary Donde Mobile R&D Ltd. With this acquisition, the Company added engineering talent to expand its research and development capabilities. The Company acquired 100 percent of the outstanding shares of Donde in exchange for cash consideration of $50,687. The transaction was accounted for as a business combination. The operations of Donde have been consolidated into the Company’s results as of the acquisition date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the purchase price allocation of the Donde assets acquired and liabilities assumed at the acquisition date:

Amount $
Cash	887
Accounts payable and other current liabilities	(7,377)
Technology	24,000
Net deferred tax liability on acquired intangibles	(4,390)

Goodwill	37,567
Total purchase price	50,687

The acquired technology was valued at $24,000 using a cost approach and is being amortized over three years. Goodwill from the Donde acquisition is primarily attributable to the expected synergies that will result from integrating Donde and its assembled workforce. None of the goodwill recognized is deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.